UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No )*

OBA Financial Services Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

67424G101
(CUSIP Number)

Robert S. Schwartz
c/o Loeb King Capital Management
125 Broad Street, New York, N.Y. 10004 (212) 483-7004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	67424G101

1. Name of Reporting Person	Loeb King Capital Management

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒

3. SEC Use Only

4. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	5. Sole Voting Power	-0-

	6. Shared Voting Power	341,351

	7. Sole Dispositive Power	-0-

	8. Shared Dispositive Power	341,351

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	341,351

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11. Percent of Class Represented by Amount in Row (9)	8.45%

12. Type of Reporting Person	IA

CUSIP No.	67424G101

1. Name of Reporting Person	Loeb Offshore Management LP

I.R.S. Identification No. of Above Person	27-4480130

2. Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒

3. SEC Use Only

4. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	5. Sole Voting Power	-0-

	6. Shared Voting Power	261,378

	7. Sole Dispositive Power	-0-

	8. Shared Dispositive Power	261,378

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	261,378

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11. Percent of Class Represented by Amount in Row (9)	6.47%

12. Type of Reporting Person	IA, PN

CUSIP No.	67424G101

1. Name of Reporting Person	Loeb Arbitrage Offshore Partners, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒

3. SEC Use Only

4. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
	5. Sole Voting Power	-0-

	6. Shared Voting Power	261,378

	7. Sole Dispositive Power	-0-

	8. Shared Dispositive Power	261,378

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	261,378

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11. Percent of Class Represented by Amount in Row (9)	6.47%

12. Type of Reporting Person	CO

Item 1(a).	Name of Issuer

OBA Financial Services Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The head offices of the Issuer are located at 20300 Seneca Meadows Parkway, Germantown, Maryland.

Item 2(a).	Name of Person(s) Filing

(i)	Loeb King Capital Management (“LKCM”) doing business as (“dba”)

a.	Loeb Arbitrage Management LP, a Delaware limited partnership and registered investment adviser with the U.S. Securities and Exchange Commission (“LAM”);

b.	Loeb Offshore Management LP, a Delaware limited partnership and registered investment adviser with the U.S. Securities and Exchange Commission (“LOM”);

c.	Carl M. Loeb Advisory Partners L.P., a Delaware limited partnership and registered investment adviser with the U.S. Securities and Exchange Commission (“CMLAP”);

(ii)	Loeb Arbitrage Offshore Partners, Ltd., a Cayman Islands exempted company (“LAOP”);

Item 2(b).	Address of Principal Business Office

The address of the principal business office of each of LKCM and LAOP is 125 Broad Street, 14th Floor, New York, NY 10004.

Item 2(c)	Citizenship or Place of Organization

Under LKCM are three (3) limited partnerships organized under the laws of the State of Delaware.
LAOP is a Cayman Islands exempted company.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

67424G101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person is filing a:

(a) ☐ A broker or dealer under Section 15 of the 1934 Act
(b) ☐ A bank as defined in Section 3(a)(6) of the 1934 Act
(c)  ☐ An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) ☐ An investment company registered under Section 8 of the Investment Company Act of 1940
(e) ☒ An investment advisor in accordance with  Rule 13d-1(b)(1)(ii)(E)
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) ☐ A church plan that is excluded from the definition of Investment Company under Section 3(c)(14) of the Investment Company Act of 1940
(j) ☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of April 10, 2014 LCKM may be deemed the beneficial owner of 341,351 shares held for client(s) as to which it has investment discretion, including LAOP.

As of April 10, 2014, LAOP owns 261,378 shares.

(b)	Percent of Class:

As of April 10, 2014 LKCM may be deemed the beneficial owner of approximately 8.45% of shares outstanding, of which LAOP owns 6.47%. (There were 4,038,006 shares of common stock outstanding as of February 7, 2014, according to the Issuer’s quarterly Form 10-Q filed on February 14, 2014)

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote
(ii)	shared power to vote or to direct the vote
(iii)	sole power to dispose or to direct the disposition
(iv)	shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

[See the Item 2.a. above.]

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

    Each of the Reporting Persons hereby makes the following certification:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB ARBITRAGE MANAGEMENT LP

Date: April 22, 2014	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB OFFSHORE MANAGEMENT LP

Date: April 22, 2014	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB ARBITRAGE OFFSHORE PARTNERS, LTD.

Date: April 22, 2014	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

CARL M. LOEB ADVISORY PARTNERS L.P.

Date: April 22, 2014	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel